REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of MAXXAM Group Inc.:

          We have audited the accompanying consolidated balance sheets of MAXXAM Group Inc. (a Delaware corporation and a wholly owned subsidiary of MAXXAM Group Holdings Inc.) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAXXAM Group Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in Item 14(a)(2) of this Form 10-K is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                        ARTHUR ANDERSEN LLP
San Francisco, California
January 30, 1998

(Except for the matter discussed in the fourth paragraph of Note 9 as to which the date is February 27, 1998.)


                     MAXXAM GROUP INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEET
                         (IN THOUSANDS OF DOLLARS)



                                                          December 31,
                                                  --------------------------
                                                       1997          1996
                                                  ------------  ------------
                      ASSETS

Current assets:
     Cash and cash equivalents                    $     89,840  $     72,418
     Marketable securities                              51,324        31,423
     Receivables:
          Trade                                         19,269        18,850
          Other                                          2,157         2,542
     Inventories                                        58,078        69,307
     Prepaid expenses and other current assets          13,080         5,474
                                                  ------------  ------------
               Total current assets                    233,748       200,014
Timber and timberlands, net of accumulated
     depletion of $236,824 and $221,063,
     respectively                                      321,206       324,986
Property, plant and equipment, net of accumulated
     depreciation of $85,468 and $76,753,
     respectively                                      102,761       102,029
Deferred financing costs, net                           21,513        24,249
Deferred income taxes                                   49,623        55,047
Restricted cash                                         28,434        29,967
Other assets                                             4,209         6,455
                                                  ------------  ------------
                                                  $    761,494  $    742,747
                                                  ============  ============
      LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:
     Accounts payable                             $      3,535  $      3,928
     Accrued interest                                   24,338        24,899
     Accrued compensation and related benefits          12,544        10,033
     Deferred income taxes                               9,671        10,173
     Other accrued liabilities                           2,564         3,335
     Long-term debt, current maturities                 19,429        16,258
                                                  ------------  ------------
               Total current liabilities                72,081        68,626
Long-term debt, less current maturities                762,896       759,769
Other noncurrent liabilities                            28,976        26,387
                                                  ------------  ------------
               Total liabilities                       863,953       854,782
                                                  ------------  ------------
Contingencies

Stockholder's deficit:
     Common stock, $.08-1/3 par value; 1,000
          shares authorized, 100 shares issued               -             -
     Additional capital                                 81,287        81,287
     Accumulated deficit                              (183,746)     (193,322)
                                                  ------------  ------------
               Total stockholder's deficit            (102,459)     (112,035)
                                                  ------------  ------------
                                                  $    761,494  $    742,747
                                                  ============  ============


The accompanying notes are an integral part of these financial statements.


                     MAXXAM GROUP INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF OPERATIONS
                         (IN THOUSANDS OF DOLLARS)



                                                   Years Ended December 31,
                                          ----------------------------------------
                                               1997          1996          1995
                                          ------------  ------------  ------------
Net sales:
     Lumber and logs                      $    260,993  $    243,726  $    216,898
     Other                                      26,182        20,858        25,694
                                          ------------  ------------  ------------
                                               287,175       264,584       242,592
                                          ------------  ------------  ------------

Operating expenses:
     Cost of goods sold                        162,020       148,522       127,124
     Selling, general and administrative
          expenses                              14,205        15,853        15,884
     Depletion and depreciation                 27,108        28,176        26,405
                                          ------------  ------------  ------------
                                               203,333       192,551       169,413
                                          ------------  ------------  ------------

Operating income                                83,842        72,033        73,179

Other income (expense):
     Investment, interest and other
          income                                13,444        10,942         9,393
     Interest expense                          (78,674)      (78,045)      (77,824)
                                          ------------  ------------  ------------
Income before income taxes                      18,612         4,930         4,748
Credit (provision) in lieu of income
     taxes                                      (6,036)          680        (1,211)
                                          ------------  ------------  ------------
Net income                                $     12,576  $      5,610  $      3,537
                                          ============  ============  ============

The accompanying notes are an integral part of these financial statements.


                     MAXXAM GROUP INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF CASH FLOWS
                         (IN THOUSANDS OF DOLLARS)



                                                   Years Ended December 31,
                                          ----------------------------------------
                                               1997          1996          1995
                                          ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                           $     12,576  $      5,610  $      3,537
     Adjustments to reconcile net income
          to net cash provided by
          operating activities:
          Depletion and depreciation            27,108        28,176        26,405
          Amortization of deferred
               financing costs and
               discounts on
               long-term debt                   15,888        14,714        13,328
          Net sales (purchases) of
               marketable securities           (11,330)       10,298       (19,533)
          Net gains on marketable
               securities                       (8,571)       (5,153)       (4,175)
     Increase (decrease) in cash
          resulting from changes in:
          Receivables                              (28)        1,284         5,778
          Inventories, net of depletion          9,657         6,011        (7,695)
          Prepaid, expenses and other
               current assets                   (5,360)          714        (3,384)
          Accounts payable                         (54)         (238)          463
          Accrued interest                        (561)         (455)         (411)
          Accrued and deferred income
               taxes                             5,618          (925)        2,303
          Other liabilities                      3,280        (4,288)        7,734
     Other                                          96             5         1,020
                                          ------------  ------------  ------------
               Net cash provided by
                    operating activities        48,319        55,753        25,370
                                          ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                      (13,467)      (15,200)       (9,852)
     Payment of note receivable from
          affiliate                                  -             -         2,500
     Net proceeds from sale of assets              336           122            18
                                          ------------  ------------  ------------
               Net cash used for
                    investing activities       (13,131)      (15,078)       (7,334)
                                          ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Redemptions, repurchases of and
          principal payments on long-term
          debt                                 (16,299)      (14,153)      (14,300)
     Dividends paid                             (3,000)       (3,900)       (4,800)
     Restricted cash withdrawals, net            1,533         1,400         1,035
     Incurrence of financing costs                   -             -          (150)
                                          ------------  ------------  ------------
               Net cash used for
                    financing activities       (17,766)      (16,653)      (18,215)
                                          ------------  ------------  ------------

NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                                17,422        24,022          (179)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
     YEAR                                       72,418        48,396        48,575
                                          ------------  ------------  ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR  $     89,840  $     72,418  $     48,396
                                          ============  ============  ============

The accompanying notes are an integral part of these financial statements.


                     MAXXAM GROUP INC. AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.        BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
          POLICIES

     BASIS OF PRESENTATION

          The consolidated financial statements include the accounts of MAXXAM Group Inc. ("MGI") and its subsidiaries, collectively referred to herein as the "Company." MGI is a wholly owned subsidiary of MAXXAM Group Holdings Inc. ("MGHI") which is a wholly owned subsidiary of MAXXAM Inc. ("MAXXAM"). Intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior years' financial statements to be consistent with the current year's presentation.

          The Company is engaged in forest products operations conducted through its wholly owned subsidiaries, The Pacific Lumber Company ("Pacific Lumber") and Britt Lumber Co., Inc. ("Britt"). Pacific Lumber's principal wholly owned subsidiaries are Scotia Pacific Holding Company ("Scotia Pacific") and Salmon Creek Corporation ("Salmon Creek"). Pacific Lumber is engaged in several principal aspects of the lumber industry, including the growing and harvesting of redwood and Douglas-fir timber, the milling of logs into lumber and the manufacture of lumber into a variety of finished products. Britt manufactures redwood and cedar fencing and decking products from small diameter logs, a substantial portion of which are obtained from Pacific Lumber. Housing, construction and remodeling are the principal markets for the Company's lumber products. Export sales generally constitute approximately 5% of sales. A significant portion of forest product sales are made to third parties located west of the Mississippi River.

     USE OF ESTIMATES AND ASSUMPTIONS

          The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect (i) the reported amounts of assets and liabilities,
(ii) the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published and (iii) the reported amount of revenues and expenses recognized during each period presented. The Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustments prior to their publication. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the subsequent resolution of any one of the contingent matters described in Note 8 could differ materially from current estimates. The results of an adverse resolution of such uncertainties could have a material effect on the Company's consolidated financial position, results of operations or liquidity.

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Cash Equivalents
          Cash equivalents consist of highly liquid money market instruments with original maturities of three months or less.

          Marketable Securities
          Marketable securities are carried at fair value. The cost of the securities sold is determined using the first-in, first-out method. Included in investment, interest and other income for each of the three years ended December 31, 1997 were: 1997 - net unrealized holding gains of $2,851,000 and net realized gains of $5,720,000; 1996 - net unrealized holding losses of $902,000 and net realized gains of $5,287,000; and 1995 - net unrealized holding gains of $1,666,000 and net realized gains of $2,509,000.

          Inventories
          Inventories are stated at the lower of cost or market. Cost is primarily determined using the last-in, first-out ("LIFO") method.

          Timber and Timberlands
          Timber and timberlands are stated at cost, net of accumulated depletion. Depletion is computed utilizing the unit-of-production method based upon estimates of timber values and quantities.

          Property, Plant and Equipment
          Property, plant and equipment, including capitalized interest, is stated at cost, net of accumulated depreciation. Depreciation is computed utilizing the straight-line method at rates based upon the estimated useful lives of the various classes of assets.

          Deferred Financing Costs
          Costs incurred to obtain financing are deferred and amortized over the estimated term of the related borrowing.

          Restricted Cash and Concentrations of Credit Risk
          Restricted cash represents the amount deposited into an account (the "Liquidity Account") held by the Trustee under the Indenture governing the 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes") of Scotia Pacific. See Note 4. The Liquidity Account is not available, except under certain limited circumstances, for Scotia Pacific's working capital purposes; however, it is available to pay the Rated Amortization (as defined in Note 4) and interest on the Timber Notes if and to the extent that cash flows are insufficient to make such payments. The required Liquidity Account balance will generally decline as principal payments are made on the Timber Notes. Investment, interest and other income for the years ended December 31, 1997, 1996 and 1995 includes interest of approximately $2,336,000, $2,457,000 and $2,560,000, respectively, attributable to an investment rate agreement (at 7.95% per annum) with the financial institution which holds the Liquidity Account.

          At December 31, 1997 and 1996, cash and cash equivalents include $17,784,000 and $17,600,000, respectively, (the "Payment Account") which is reserved for debt service payments on the Timber Notes (see Note 4). The Payment Account and the Liquidity Account are each held by a different financial institution. In the event of nonperformance by such financial institutions, the Company's exposure to credit loss is represented by the amounts deposited plus any unpaid accrued interest thereon. The Company mitigates its concentrations of credit risk with respect to these restricted cash deposits by maintaining them at high credit quality financial institutions and monitoring the credit ratings of these institutions.

          Fair Value of Financial Instruments
          The carrying amounts of cash equivalents and restricted cash approximate fair value. Marketable securities are carried at fair value which is determined based on quoted market prices. As of December 31, 1997 and 1996, the estimated fair value of long-term debt, including current maturities, was $816,014,000 and $747,991,000, respectively. The estimated fair value of long-term debt is determined based on the quoted market prices for the Timber Notes, Pacific Lumber's 10-1/2% Senior Notes due 2003 (the "Pacific Lumber Senior Notes"), the Company's 11-1/4% Senior Secured Notes due 2003 (the "MGI Senior Notes") and the Company's 12-1/4% Senior Secured Discount Notes due 2003 (the "MGI Discount Notes" and together with the MGI Senior Notes, the "MGI Notes"), and on the current rates offered for borrowings similar to the other debt. Some of the Company's publicly traded debt issues are thinly traded financial instruments; accordingly, their market prices at any balance sheet date may not be representative of the prices which would be derived from a more active market.

2.        INVENTORIES

          Inventories consist of the following (in thousands):


                                                        December 31,
                                                ---------------------------
                                                     1997          1996
                                                ------------- -------------
Lumber                                          $      43,731 $      49,829
Logs                                                   14,347        19,478
                                                ------------- -------------
                                                $      58,078 $      69,307
                                                ============= =============


3.        PROPERTY, PLANT AND EQUIPMENT

          The major classes of property, plant and equipment are as follows (dollar amounts in thousands):



                                        Estimated           December 31,
                                                    --------------------------
                                       Useful Lives      1997          1996
                                      ------------- ------------  ------------
Logging roads, land and improvements       15 years $     16,685  $     11,541
Buildings                                  33 years       36,637        34,877
Machinery and equipment                3 - 15 years      134,823       132,364
Construction in progress                                      84             -
                                                    ------------  ------------
                                                         188,229       178,782
Less:  accumulated depreciation                          (85,468)      (76,753)
                                                    ------------  ------------
                                                    $    102,761  $    102,029
                                                    ============  ============


          Depreciation expense for the years ended December 31, 1997, 1996 and 1995 was $9,774,000, $ 9,382,000 and $9,663,000, respectively.

4.        LONG-TERM DEBT

          Long-term debt consists of the following (in thousands):

                                                        December 31,
                                                --------------------------
                                                     1997          1996
                                                ------------  ------------
7.95% Scotia Pacific Timber Collateralized
     Notes due through July 20, 2015            $    319,965  $    336,130
10-1/2% Pacific Lumber Senior Notes due March
     1, 2003                                         235,000       235,000
Pacific Lumber Credit Agreement                        9,445             -
11-1/4% MGI Senior Secured Notes due August 1,
     2003                                            100,000       100,000
     12-1/4% MGI Senior Secured Discount Notes due
     August 1, 2003, net of discount                 117,325       104,173
Other                                                    590           724
                                                ------------  ------------
                                                     782,325       776,027
Less: current maturities                             (19,429)      (16,258)
                                                ------------  ------------
                                                $    762,896  $    759,769
                                                ============  ============

          The indenture governing the Timber Notes (the "Timber Note Indenture") prohibits Scotia Pacific from incurring any additional indebtedness for borrowed money and generally limits the business activities of Scotia Pacific to the ownership and operation of its timber and timberlands. The Timber Notes are senior secured obligations of Scotia Pacific and are not obligations of, or guaranteed by, Pacific Lumber or any other person. The Timber Notes are secured by a lien on (i) Scotia Pacific's timber and timberlands (representing $154,288,000 of the Company's consolidated balance at December 31, 1997), (ii) Scotia Pacific's contract rights and certain other assets, (iii) the funds deposited in the Payment Account and the Liquidity Account, and (iv) substantially all of Scotia Pacific's other property and equipment.

          The Timber Notes are structured to link, to the extent of available cash, the deemed depletion of Scotia Pacific's timber (through the harvest and sale of logs) to the required amortization of the Timber Notes. The required amount of amortization due on any Timber Note payment date is determined by various mathematical formulas set forth in the Timber
Note Indenture. The minimum amount of principal which Scotia Pacific must pay (on a cumulative basis) through any Timber Note payment date in order to avoid an Event of Default (as defined) is referred to as rated amortization ("Rated Amortization"). If all payments of principal are made in accordance with Rated Amortization, the payment date on which Scotia Pacific will pay the final installment of principal is July 20, 2015. The amount of principal which Scotia Pacific must pay through each Timber Note payment date in order to avoid prepayment or deficiency premiums is referred to as scheduled amortization ("Scheduled Amortization"). If all payments of principal are made in accordance with Scheduled Amortization, the payment date on which Scotia Pacific will pay the final installment of principal is July 20, 2009.

          Substantially all of the Company's consolidated assets are owned by Pacific Lumber and a significant portion of Pacific Lumber's assets are owned by Scotia Pacific. The Company expects that Pacific Lumber will provide a major portion of the Company's future operating cash flow. Pacific Lumber is dependent upon Scotia Pacific for a significant portion of its operating cash flow. The holders of the Timber Notes have priority over the claims of creditors of Pacific Lumber with respect to the assets and cash flows of Scotia Pacific, and the holders of the Pacific Lumber Senior Notes have priority over the claims and creditors of the Company with respect to the assets and cash flows of Pacific Lumber. Under the terms of the Timber Note Indenture, Scotia Pacific will generally have available cash for distribution to Pacific Lumber when Scotia Pacific's cash flow from operations exceeds the amounts required by the Timber Note Indenture to be reserved for the payment of current debt service (including interest, principal and premiums) on the Timber Notes, capital expenditures and certain other operating expenses.

          Principal and interest on the Timber Notes are payable semi-annually on January 20 and July 20. On January 20, 1998, Scotia Pacific paid $10,773,000 of principal on the Timber Notes. The Timber Notes are redeemable at the option of Scotia Pacific, in whole but not in part, at any time. The redemption price of the Timber Notes is equal to the sum of the principal amount, accrued interest and a prepayment premium calculated based upon the yield of like-term Treasury securities plus 50 basis points.

          Interest on the Pacific Lumber Senior Notes is payable semi-annually on March 1 and September 1. The Pacific Lumber Senior Notes are redeemable at the option of Pacific Lumber, in whole or in part, on or after March 1, 1998 at a price of 103% of the principal amount plus accrued interest. The redemption price is reduced annually until March 1, 2000, after which time the Pacific Lumber Senior Notes are redeemable at par.
The Pacific Lumber Senior Notes are unsecured and are senior indebtedness of Pacific Lumber; however, they are effectively subordinated to the Timber Notes. The indenture governing the Pacific Lumber Senior Notes contains various covenants which, among other things, limit Pacific Lumber's ability to incur additional indebtedness and liens, to engage in transactions with affiliates, to make investments and to pay dividends.

          On October 9, 1997, Pacific Lumber amended its revolving credit agreement with a bank (the "Pacific Lumber Credit Agreement") to extend the date on which it expires to May 31, 2000. Borrowings under the Pacific Lumber Credit Agreement are secured by Pacific Lumber's trade receivables and inventories, with interest currently computed at the bank's reference rate plus 1-1/4% or the bank's offshore rate plus 2-1/4%. The Pacific Lumber Credit Agreement provides for borrowings of up to $60,000,000, of which $20,000,000 may be used for standby letters of credit and $30,000,000 is restricted to timberland acquisitions. Borrowings made pursuant to the portion of the credit facility restricted to timberland acquisitions would also be secured by the purchased timberlands. As of December 31, 1997, $35,484,000 of borrowings was available under the Pacific Lumber Credit Agreement, of which $4,929,000 was available for letters of credit and $20,554,000 was restricted to timberland acquisitions. As of December 31, 1997, $9,445,000 borrowings were outstanding and letters of credit outstanding amounted to $15,071,000. The Pacific Lumber Credit Agreement contains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

          As of December 31, 1997, under the most restrictive covenants contained in the indentures governing the Pacific Lumber Senior Notes, the Timber Notes and the Pacific Lumber Credit Agreement, Pacific Lumber could pay approximately $15,900,000 of dividends.

          On August 4, 1993, the Company issued $100,000,000 aggregate principal amount of the MGI Senior Notes and $126,720,000 aggregate principal amount (approximately $70,000,000 net of original issue discount) of the MGI Discount Notes. The MGI Notes are secured by the Company's pledge of 100% of the common stock of Pacific Lumber, Britt and MAXXAM Properties Inc. ("MPI"), a wholly owned subsidiary of the Company, and by MGHI's pledge of 27,938,250 shares of Kaiser Aluminum Corporation ("Kaiser") common stock. The indenture governing the MGI Notes, among other things, restricts the ability of the Company to incur additional indebtedness and liens, engage in transactions with affiliates, pay dividends and make investments. As of December 31, 1997, under the most restrictive of these covenants, approximately $4,100,000 of dividends could
be paid by the Company.   The MGI Notes are senior indebtedness of the
Company; however, they are effectively subordinated to the liabilities of the Company's subsidiaries, which include the Timber Notes and the Pacific Lumber Senior Notes. The MGI Discount Notes are net of discount of $8,395,000 and $21,547,000 at December 31, 1997 and 1996, respectively.

          The MGI Senior Notes pay interest semi-annually on February 1 and August 1 of each year. The MGI Discount Notes will not pay any interest until February 1, 1999, at which time semi-annual interest payments will become due on each February 1 and August 1 thereafter.

          Maturities
          Scheduled maturities of long-term debt for the five years following December 31, 1997, using the Scheduled Amortization for the Timber Notes, are: $19,429,000 in 1998, $24,107,000 in 1999, $26,426,000
in 2000, $27,189,000 in 2001, $27,213,000 in 2002 and $666,356,000
thereafter. Maturities for 1998 through 2002 are principally attributable to the Timber Notes.

          Restricted Net Assets of Subsidiaries
          At December 31, 1997, certain debt instruments restricted the ability of Pacific Lumber to transfer assets, make loans and advances and pay dividends to the Company. As of December 31, 1997, all of the assets of Pacific Lumber and its subsidiaries are subject to such restrictions.

5.        CREDIT (PROVISION) IN LIEU OF INCOME TAXES

          Income taxes are determined using an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.
Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The Company and its subsidiaries are members of MAXXAM's consolidated return group for federal income tax purposes.

          Pursuant to a tax allocation agreement between MAXXAM, Pacific Lumber, Scotia Pacific and Salmon Creek (the "PL Tax Allocation Agreement"), Pacific Lumber is liable to MAXXAM for the federal consolidated income tax liability of Pacific Lumber, Scotia Pacific and certain other subsidiaries of Pacific Lumber (but excluding Salmon Creek) (collectively, the "PL Subgroup") computed as if the PL Subgroup was a separate affiliated group of corporations which was never connected with MAXXAM. The PL Tax Allocation Agreement further provides that Salmon Creek is liable to MAXXAM for its federal income tax liability computed on a separate company basis as if it was never connected with MAXXAM. The remaining subsidiaries of MGI are each liable to MAXXAM for their respective income tax liabilities computed on a separate company basis as if they were never connected with MAXXAM, pursuant to their respective tax allocation agreements.

          MGI's tax allocation agreement with MAXXAM, (the "Tax Allocation Agreement"), provides that the Company's federal income tax liability is computed as if MGI files a consolidated tax return with all of its subsidiaries except Salmon Creek, and that such corporations were never connected with MAXXAM (the "MGI Consolidated Tax Liability"). The federal income tax liability of MGI is the difference between (i) the MGI Consolidated Tax Liability and (ii) the sum of the separate tax liabilities for the Company's subsidiaries (computed as discussed above), but excluding Salmon Creek. To the extent that the MGI Consolidated Tax Liability is less than the aggregate amounts in (ii), MAXXAM is obligated to pay the amount of such difference to MGI.

          The credit (provision) in lieu of income taxes on income before income taxes consists of the following (in thousands):


                                                  Years Ended December 31,
                                         ----------------------------------------
                                              1997          1996          1995
                                         ------------  ------------  ------------
Current:
     Federal (provision) in lieu of
          income taxes                   $       (423) $       (159) $       (167)
     State and local (provision)                 (139)           (9)          (35)
                                         ------------  ------------  ------------
                                                 (562)         (168)         (202)
                                         ------------  ------------  ------------
Deferred:
     Federal credit (provision) in lieu
          of income taxes                      (5,523)          363           (33)
     State and local credit (provision)            49           485          (976)
                                         ------------  ------------  ------------
                                               (5,474)          848        (1,009)
                                         ------------  ------------  ------------
                                         $     (6,036) $        680  $     (1,211)
                                         ============  ============  ============


          A reconciliation between the credit (provision) in lieu of income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes is as follows (in thousands):


                                                  Years Ended December 31,
                                         ----------------------------------------
                                              1997          1996          1995
                                         ------------  ------------  ------------

Income before income taxes               $     18,612  $      4,930  $      4,748
                                         ============  ============  ============

Amount of federal income tax based upon
     the statutory rate                  $     (6,514) $     (1,726) $     (1,662)
Revision of prior years' tax estimates
     and other changes in valuation
     allowances                                   982         3,372           907
Expenses for which no federal tax
     benefit is available                        (178)         (493)            -
State and local taxes, net of federal
     tax effect                                   (59)         (573)         (657)
Other                                            (267)          100           201
                                         ------------  ------------  ------------
                                         $     (6,036) $        680  $     (1,211)
                                         ============  ============  ============


          Revision of prior years' tax estimates and other changes in valuation allowances as shown in the table above include amounts for the reversal of reserves which the Company no longer believes are necessary, other changes in prior year tax estimates and changes in valuation allowances with respect to deferred income tax assets. Generally, the reversal of reserves relates to the expiration of the relevant statute of limitations with respect to certain income tax returns or the resolution of specific income tax matters with the relevant tax authorities. For the years ended December 31, 1996 and 1995, the reversal of reserves which the Company believes are no longer necessary resulted in a credit to the income tax provision of $3,203,000 and $127,000, respectively. There was no reversal of reserves for the year ended December 31, 1997.

          The components of the Company's net deferred income tax assets (liabilities) are as follows (in thousands):


                                                         December 31,
                                                 --------------------------
                                                      1997          1996
                                                 ------------  ------------
Deferred income tax assets:
     Loss and credit carryforwards               $     68,140  $     79,411
     Timber and timberlands                            25,800        28,992
     Other liabilities and other                       32,316        22,934
     Valuation allowances                             (49,828)      (51,049)
                                                 ------------  ------------
          Total deferred income tax assets, net        76,428        80,288
                                                 ------------  ------------
Deferred income tax liabilities:
     Property, plant and equipment                    (17,455)      (17,458)
     Inventories                                      (12,750)      (15,091)
     Other                                             (6,271)       (2,865)
                                                 ------------  ------------
          Total deferred income tax liabilities       (36,476)      (35,414)
                                                 ------------  ------------
Net deferred income tax assets                   $     39,952  $     44,874
                                                 ============  ============



          The valuation allowances listed above relate to loss and credit carryforwards. As of December 31, 1997, approximately $25,800,000 of the net deferred income tax assets listed above relate to the excess of the tax basis over financial statement basis with respect to timber and timberlands. The Company believes that it is more likely than not that this net deferred income tax asset will be realized, based primarily upon the estimated value of its timber and timberlands which is well in excess of its tax basis. Also included in net deferred income tax assets as of December 31, 1997 is $18,312,000 which relates to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for loss and credit carryforwards. These factors included any limitations concerning use of the carryforwards, the year the carryforwards expire and the levels of taxable income necessary for utilization. The Company has concluded that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided.

          Included in the net deferred income tax assets listed above are $35,683,000 and $41,206,000 at December 31, 1997 and 1996, respectively, which are recorded pursuant to the tax allocation agreements with MAXXAM.

          The following table presents the estimated tax attributes for federal income tax purposes for the Company and its subsidiaries as of December 31, 1997, under the terms of the respective tax allocation agreements (in thousands). The utilization of certain of these attributes is subject to limitations.



                                                                  Expiring
                                                                  Through
                                                               -------------
Regular Tax Attribute Carryforwards:
     Net operating losses                        $    186,814           2012
     Net capital losses                                 4,201           1998
     Minimum tax credit                                   802     Indefinite
Alternative Minimum Tax Attribute
Carryforwards:
     Net operating losses                        $     159,334          2012
     Net capital losses                                  4,201          1998



6.        EMPLOYEE BENEFIT PLANS

     RETIREMENT PLAN

          Pacific Lumber has a defined benefit plan which covers all employees of Pacific Lumber. Under the plan, employees are eligible for benefits at age 65, or earlier, if certain provisions are met. The benefits are determined under a career average formula based on each year of service with Pacific Lumber and the employee's compensation for that year. Pacific Lumber's funding policy is to contribute annually an amount at least equal to the minimum cash contribution required by The Employee Retirement Income Security Act of 1974, as amended.

          A summary of the components of net periodic pension cost is as follows (in thousands):



                                                  Years Ended December 31,
                                         ----------------------------------------
                                              1997          1996          1995
                                         ------------  ------------  ------------
Service cost - benefits earned during
     the year                            $      1,937  $      1,903  $      1,483
Interest cost on projected benefit
     obligation                                 1,892         1,682         1,693
Actual gain on plan assets                     (3,988)       (2,762)       (3,900)
Net amortization and deferral                   2,451         1,448         2,460
                                         ------------  ------------  ------------
Net periodic pension cost                $      2,292  $      2,271  $      1,736
                                         ============  ============  ============



          The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet (in thousands):


                                                         December 31,
                                                 --------------------------
                                                      1997          1996
                                                 ------------  ------------
Actuarial present value of accumulated plan
benefits:
     Vested benefit obligation                   $     22,181  $     18,506
     Non-vested benefit obligation                      2,176         1,371
                                                 ------------  ------------
          Total accumulated benefit obligation   $     24,357  $     19,877
                                                 ============  ============
Projected benefit obligation                     $     28,940  $     23,582
Plan assets at fair value, primarily equity and
     debt securities                                  (25,872)      (21,800)
                                                 ------------  ------------
Projected benefit obligation in excess of plan
     assets                                             3,068         1,782
Unrecognized net transition asset                          12            18
Unrecognized net gain                                   4,226         2,855
Unrecognized prior service cost                          (950)          (39)
                                                 ------------  ------------
          Accrued pension liability              $      6,356  $      4,616
                                                 ============  ============


          The assumptions used in accounting for the defined benefit plan were as follows:



                                              1997          1996          1995
                                         ------------- ------------- -------------
Rate of increase in compensation levels           5.0%          5.0%          5.0%
Discount rate                                    7.25%          7.5%         7.25%
Expected long-term rate of return on
     assets                                       8.0%          8.0%          8.0%



     POSTRETIREMENT MEDICAL BENEFITS

          Pacific Lumber has an unfunded benefit plan for certain postretirement medical benefits which covers substantially all employees of Pacific Lumber. Participants of the plan are eligible for certain health care benefits upon termination of employment and retirement and commencement of pension benefits. Participants make contributions for a portion of the cost of their health care benefits. The expected costs of postretirement medical benefits are accrued over the period the employees provide services to the date of their full eligibility for such benefits.

          A summary of the components of net periodic postretirement medical benefit cost is as follows (in thousands):



                                                      Years Ended December 31,
                                             ----------------------------------------
                                                  1997          1996          1995
                                             ------------  ------------  ------------
Service cost - medical benefits earned
     during the year                         $        287  $        332  $        228
Interest cost on accumulated postretirement
     medical benefit obligation                       362           415           317
Net amortization and deferral                         (42)            -           (53)
                                             ------------  ------------  ------------
Net periodic postretirement medical benefit
     cost                                    $        607  $        747  $        492
                                             ------------  ------------  ------------


          The postretirement medical benefit liability recognized in the Company's Consolidated Balance Sheet is as follows (in thousands):



                                                         December 31,
                                                 --------------------------
                                                      1997          1996
                                                 ------------  ------------
Retirees                                         $        710  $      1,182
Actives eligible for benefits                             893           905
Actives not eligible for benefits                       3,434         3,818
                                                 ------------  ------------
     Accumulated postretirement medical benefit
          obligation                                    5,037         5,905
                                                        1,003           (86)
Unrecognized net gain (loss)                     ------------  ------------
     Postretirement medical benefit liability    $      6,040  $      5,819
                                                 ============  ============


          The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 10.0% for 1998 and is assumed to decrease gradually to 5.5% in 2009 and remain at that level thereafter. Each one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement medical benefit obligation as of December 31, 1997 by approximately $655,000 and the aggregate of the service and interest cost components of net periodic postretirement medical benefit cost by approximately $112,000.

          The discount rates used in determining the accumulated postretirement medical benefit obligation were 7.25% and 7.5% at December 31, 1997 and 1996, respectively.

     EMPLOYEE SAVINGS PLAN

          Pacific Lumber's employees are eligible to participate in a defined contribution savings plan sponsored by MAXXAM. This plan is designed to enhance the existing retirement programs of participating employees. Employees may elect to defer up to 16% of their base compensation to the plan. For those participants who have elected to defer a portion of their compensation to the plan, Pacific Lumber's contributions consist of a matching contribution of up to 4% of the base compensation of participants. The cost to the Company of this plan was $1,516,000, $1,388,000 and $1,281,000 for the years ended December 31, 1997, 1996 and
1995, respectively.

     WORKERS' COMPENSATION BENEFITS

          Pacific Lumber is self-insured for workers' compensation benefits, whereas Britt is insured for workers' compensation benefits. Included in accrued compensation and related benefits and other noncurrent liabilities are accruals for workers' compensation claims amounting to $10,800,000 and $8,000,000 at December 31, 1997 and 1996, respectively.
Workers' compensation expenses amounted to $4,660,000, $2,564,000 and $3,579,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

7.        RELATED PARTY TRANSACTIONS

          MAXXAM provides the Company and certain of the Company's subsidiaries with accounting and data processing services. In addition, MAXXAM provides the Company with office space and various office personnel, insurance, legal, operating, financial and certain other services.
MAXXAM's expenses incurred on behalf of the Company are reimbursed by the Company through payments consisting of (i) an allocation of the lease expense for the office space utilized by or on behalf of the Company and
(ii) a reimbursement of actual out-of-pocket expenses incurred by MAXXAM, including, but not limited to, labor costs of MAXXAM personnel rendering services to the Company. Charges by MAXXAM for such services were $2,160,000, $2,423,000 and $1,994,000 for the years ended December 31,
1997, 1996 and 1995, respectively. The Company believes that the services being rendered are on terms not less favorable to the Company than those which would be obtainable from unaffiliated third parties.

8.        STOCKHOLDER'S DEFICIT

Changes in stockholder's deficit were (in thousands):



                                      Common
                                      Stock
                                    ($.08-1/3     Additional   Accumulated
                                       Par)        Capital       Deficit        Total
                                  ------------  ------------  ------------  ------------
Balance, January 1, 1995          $          -  $     81,287  $   (193,769) $   (112,482)
     Net income                              -             -         3,537         3,537
     Dividends                               -             -        (4,800)       (4,800)
                                  ------------  ------------  ------------  ------------
Balance, December 31, 1995                   -        81,287      (195,032)     (113,745)
     Net income                              -             -         5,610         5,610
     Dividends                               -             -        (3,900)       (3,900)
                                  ------------  ------------  ------------  ------------
Balance, December 31, 1996                   -        81,287      (193,322)     (112,035)
     Net income                              -             -        12,576        12,576
     Dividends                               -             -        (3,000)       (3,000)
                                  ------------  ------------  ------------  ------------
Balance, December 31, 1997        $          -  $     81,287  $   (183,746) $   (102,459)
                                  ============  ============  ============  ============

9.        CONTINGENCIES
          Pacific Lumber's business is subject to a variety of California and federal laws and regulations dealing with timber harvesting, threatened and endangered species and habitat for such species, and air and water quality. Compliance with such laws and regulations plays a significant role in Pacific Lumber's business. While compliance with such laws, regulations and judicial and administrative interpretations, together with the cost of litigation incurred in connection with certain timber harvesting operations, have increased the costs of Pacific Lumber, they have not had a significant adverse effect on its financial position, results of operations or liquidity. However, these laws and related administrative actions and legal challenges have severely restricted the ability of Pacific Lumber to harvest virgin old growth timber on its timberlands, and to a lesser extent, residual old growth timber.

          On September 28, 1996, Pacific Lumber (on behalf of itself, its subsidiaries and affiliates) and MAXXAM (collectively, the "Pacific Lumber Parties") entered into an agreement with the United States and California ("Headwaters Agreement") which provides the framework for the acquisition by the United States and California of approximately 5,600 acres of Pacific Lumber's timberlands. These timberlands are commonly referred to as the Headwaters Forest and the Elk Head Springs Forest (collectively, the "Headwaters Timberlands"). A substantial portion of the Headwaters Timberlands consists of virgin old growth timberlands. Approximately 4,900 of these acres are owned by Salmon Creek, with the remaining acreage being owned by Scotia Pacific (Pacific Lumber having harvesting rights on approximately 300 of such acres). The Headwaters Timberlands would be transferred in exchange for (a) property and other consideration from the United States and California having an aggregate fair market value of $300 million, and (b) approximately 7,755 acres of adjacent timberlands (the "Elk River Timberlands") to be acquired from a third party. As part of the Headwaters Agreement, the Pacific Lumber Parties agreed to not enter the Headwaters Forest or the Elk Head Springs Forest to conduct any logging or salvage operations.

          Closing of the Headwaters Agreement is subject to various conditions, including federal and California funding, approval of a sustained yield plan ("SYP"), approval of a habitat conservation plan covering multiple species ("Multi-Species HCP") and issuance of a related incidental take permit (the "Permit") and the issuance of certain tax agreements satisfactory to the Pacific Lumber Parties.

          In November 1997, President Clinton signed an appropriations bill which contains authorization for the expenditure of $250 million of federal funds towards consummation of the Headwaters Agreement. On February 27, 1998, Pacific Lumber, MAXXAM and various government agencies entered into a Pre-Permit Application Agreement in Principle
(the "HCP/SYP Agreement") regarding certain understandings that they had reached regarding the Multi-Species HCP, the Permit and the SYP.
The HCP/SYP Agreement provides that the Permit and Multi-Species HCP would have a term of 50 years, and would limit the activities which could be conducted by Pacific Lumber in twelve forest groves to those which would enhance habitat. These groves aggregate approximately 8,000 acres and consist of substantial quantities of virgin and residual old growth redwood and Douglas-fir timber.

          In addition to being an important milestone toward completion of the Headwaters Agreement, the Company also believes that the HCP/SYP Agreement is a positive development in respect of the environmental challenges that it has faced over the last several years. Several species, including the northern spotted owl, the marbled murrelet and the coho salmon, have been listed as endangered or threatened under the federal Endangered Species Act ("ESA") and/or the California Endangered Species Act
("CESA").   Pacific Lumber has developed federal and state northern spotted owl management plans which permit harvesting activities to be conducted so long as Pacific Lumber adheres to certain measures designed to protect the northern spotted owl. The potential impact of the listings of the marbled murrelet and the coho salmon is more uncertain. If the Multi-Species HCP is approved, Pacific Lumber would be issued the Permit, which would allow limited incidental "take" of listed species so long as there was no "jeopardy" to the species and the Multi-Species HCP would identify the measures to be instituted in order to minimize and mitigate the anticipated level of take to the greatest extent possible. The Multi-Species HCP would be designed to protect currently listed species as well as to consider candidate and future-listed species. Pacific Lumber is also attempting to include in the Multi-Species HCP a resolution of the potential effect of limits by the Environmental Protection Agency ("EPA") on sedimentation, temperature and other factors for seventeen northern California rivers and certain of their tributaries, including rivers within Pacific Lumber's timberlands. These limitations will be aimed at protecting water quality.

          Lawsuits are pending or threatened which seek to prevent
Pacific Lumber from implementing certain of its approved timber harvesting plans ("THPs"). While challenges with respect to Pacific Lumber's young growth timber have historically been limited, a lawsuit was recently filed under the ESA which relates to a significant number of THPs covering young growth timber of Pacific Lumber. While the Company expects these environmentally focused objections and lawsuits to continue, it believes that the HCP/SYP Agreement will enhance its position in connection with these challenges. The Company also believes that the Multi-Species
HCP would expedite the preparation and facilitate approval of its THPs.

          The HCP/SYP Agreement also contains certain provisions relating to the SYP. Subject to further study, the Company expects Pacific Lumber to propose a long-term sustained yield harvest level ("LTSY") which is somewhat less than Pacific Lumber's recent harvest levels. If the SYP is approved, Pacific Lumber will have complied with certain BOF regulations requiring that timber companies project timber growth and harvest on their timberlands over a 100-year planning period and establish an LTSY harvest level. The SYP must demonstrate that the average annual harvest over any rolling ten-year period will not exceed the LTSY harvest level and that Pacific Lumber's projected timber inventory is capable of sustaining the LTSY harvest level in the last decade of the 100-year planning period. An approved SYP is expected to be valid for ten years, although it would be subject to review after five years. Thereafter, revised SYPs will be prepared every decade that address the LTSY harvest level based upon reassessment of changes in the resource base and other factors.

          The final terms of the SYP, the Multi-Species HCP and the Permit are subject to additional negotiation and agreement among the parties as well as public review and comment. While the parties are working diligently to complete the Multi-Species HCP and the SYP as well as the other closing conditions contained in the Headwaters Agreement, there can be no assurance that the Headwaters Agreement will be consummated or that an SYP, Multi-Species HCP or Permit acceptable to Pacific Lumber will be approved.

          In the event that a Multi-Species HCP is not approved, Pacific Lumber will not enjoy the benefits of expedited preparation and facilitated review of its THPs. Furthermore, if a Multi-Species HCP acceptable to Pacific Lumber is not approved, it is impossible for the Company to determine the potential adverse effect of the listings of the marbled murrelet and coho salmon or the EPA's limitations on the Company's financial position, results of operations or liquidity until such time as the various regulatory and legal issues are resolved; however, if Pacific Lumber is unable to harvest, or is severely limited in harvesting, on significant amounts of its timberlands, such effect could be materially adverse to the Company.

10.  SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION



                                                   Years Ended December 31,
                                          ----------------------------------------
                                               1997          1996          1995
                                          ------------- ------------  ------------
                                                        (In thousands)
Supplemental information on non-cash
     investing and financing activities:
     Net margin payments for marketable
          securities                      $           - $          -  $      6,648
     Timber and timberlands acquired
          subject to long-term debt               9,445            -           615
Supplemental disclosure of cash flow
     information:
     Interest paid, net of capitalized
          interest                        $      63,644 $     63,785  $     64,907
     Income taxes paid (refunded)                   166       (2,900)       (5,190)
     Tax allocation payments to MAXXAM              418          188             -



          Items Related to 1992 Earthquake
          In 1995 Pacific Lumber recorded reductions in cost of sales of $1,527,000 resulting from business interruption insurance reimbursements for higher operating costs and the related loss of revenues resulting from the April 1992 earthquake.

11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

          Summary quarterly financial information for the years ended December 31, 1997 and 1996 is as follows (in thousands):



                                                   Three Months Ended
                                ------------------------------------------------------
                                   March 31      June 30    September 30   December 31
                                ------------  ------------  ------------  ------------
1997:
     Net sales                  $     66,815  $     76,848  $     72,811  $     70,701
     Operating income                 18,687        24,125        22,813        18,217
     Net income                           15         5,351         4,064         3,146

1996:
     Net sales                  $     59,804  $     71,303  $     68,473  $     65,004
     Operating income                 16,417        19,010        17,184        19,422
     Net income (loss)                   124         3,909           (35)        1,612

